UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
WYNN RESORTS, LIMITED
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
983134107
 (CUSIP Number)
Kai Haakon E. Liekefett Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300	James Cole Sidley Austin LLP 1501 K Street NW Washington, DC 20005 (202) 736-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 983134107	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
ELAINE P. WYNN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,539,077

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,539,077

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,077

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D
Page 3 of 5 Pages

This Amendment No. 13 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.                    Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) The Schedule 13D is being filed by Elaine P. Wynn (“Ms. Wynn” or the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Elaine P. Wynn and Family Foundation, 3800 Howard Hughes Parkway, Suite 960, Las Vegas, Nevada 89169.

(c) The Reporting Person is a philanthropist and business person.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Wynn is a citizen of the United States of America.

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 14, 2018, Ms. Wynn and Stephen A. Wynn (“Mr. Wynn”) presented the Eighth Judicial District Court in Clark County, Nevada (the “District Court”) in the case of Wynn Resorts, Limited vs. Kazuo Okada, et al., Case No. A-12-656710 (the “Litigation”) with a stipulation agreeing that the Amended and Restated Stockholders Agreement, dated as of January 6, 2010, among Ms. Wynn, Mr. Wynn and Aruze USA, Inc. (the “Stockholders Agreement”) is invalid and unenforceable as a matter of law and that none of the parties to the Stockholders Agreement shall have any further rights or obligations thereunder. The District Court entered an order (the “Order”) approving the parties’ stipulation and dismissing certain of Ms. Wynn’s claims in the Litigation on March 14, 2018.

Upon entry of the Order by the District Court, the Stockholders Agreement is no longer deemed to bind Ms. Wynn, and Ms. Wynn is no longer deemed to be part of a “group” (as such term is defined in Rule 13d-5(b) under the Act) with Mr. Wynn and Wynn Family Limited Partnership (“WFLP”).  Accordingly, Ms. Wynn no longer files the Schedule 13D jointly with Mr. Wynn and WFLP.

SCHEDULE 13D
Page 4 of 5 Pages

Ms. Wynn may engage in discussions with the Company’s shareholders, management and board of directors regarding a variety of matters relating to the Company, including, among other things, the Company’s strategy, business, management, capital structure and allocation, corporate governance, and board composition.  Ms. Wynn may take steps seeking to bring about changes to increase shareholder value, including, but not limited to, pursuing any of the plans or proposals referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date hereof, Ms. Wynn may be deemed to beneficially own, in the aggregate, 9,539,077 shares of Common Stock, which equates to approximately 9.26% of the total number of shares of Common Stock outstanding.  The beneficial ownership percentage is based on a total of 103,017,861 shares of Common Stock outstanding as of February 15, 2018, as reported in the Company’s Form 10-K filed on February 28, 2018.

(b) As of the date hereof, Ms. Wynn may be deemed to have sole voting and dispositive power over 9,539,077 shares of Common Stock.

(c)  The response to Item 4 of this Amendment No. 13 is incorporated by reference herein.  Other than as reported in this Amendment No. 13, no transactions in the Common Stock have been effected by Ms. Wynn within the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 13 is incorporated by reference herein.

Except as set forth herein, Ms. Wynn has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn